Exhibit (a)(1)(J)

APPLE COMPUTER

Stock Option Exchange Program

CONFIRMATION OF CANCELLATION OF TENDERED OPTIONS
AND PROMISE TO GRANT NEW OPTIONS

<<Employee Full Name>>

<<Employee ID>>

Dear <<Preferred Name>>,

Apple has accepted your election to exchange [______] of your options to purchase Apple common stock (referred to as ‘exchanged options’) for replacement under Apple’s Stock Option Exchange Program.  As a result of your election and our acceptance, we hereby confirm that these exchanged options were cancelled on April 18, 2003.

The number of exchanged options that were cancelled is [_____].

In exchange for your agreement to cancel your exchanged options, Apple hereby promises to grant you a nonstatutory stock option to purchase [________] shares of Apple’s common stock granted under the 1997 Employee Stock Option Plan (referred to as the “New Option”).  We will grant the New Option on the New Option Grant Date, which we anticipate will be October 20, 2003.

The exercise price of each New Option will be 100% of the fair market value of Apple’s common stock on the New Option Grant Date, which we anticipate will be October 20, 2003, unless you are a resident of France, in which case the exercise price of each New Option will be the greater of 100% of the fair market value of Apple’s common stock on the New Option Grant Date or 80% of the average quotation price of Apple’s common stock as reported on the Nasdaq Stock Market for the 20 trading days preceding the New Option Grant Date.

Each New Option will vest annually over two years with 50% vesting on the first anniversary of the New Option Grant Date and the remaining 50% vesting on the second anniversary of the New Option Grant Date, subject to your continued employment with Apple or one of Apple’s subsidiaries. This two-year annual vesting schedule applies to all replacement grants, regardless of the vested position of the options you elect to exchange. The term of the New Option will be seven (7) years from the New Option Grant Date, or earlier if your employment with Apple or any of Apple’s subsidiaries ends.

Although Apple is not currently involved in negotiations regarding such a transaction, it is possible that Apple may merge or consolidate with or be acquired by another entity before the grant of the New Option occurs.  This promise to grant stock options (this Promise) is evidence of a binding commitment that Apple’s successors must honor.  In the event of any such transaction, the successor entity would be obligated to grant you a stock option on the New Option Grant Date.  However, the type of security and the number of shares covered by the New Option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition.  Such New Option would have an exercise price equal to the fair market value of the acquiror’s stock on the grant date of the New Option.

In order to receive your New Option, you must continue to be employed by Apple or one of its subsidiaries on the New Option Grant Date.  This Promise does not constitute a guarantee of employment with Apple or any of its subsidiaries for any period.  Unless expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with Apple or its subsidiaries will remain “at will” and can be terminated by you or Apple at any time, with or without cause or notice.  If your employment with Apple or one of its subsidiaries terminates before the New Option Grant Date, for any reason, including a reduction-in-force, you will lose all rights under this Promise to receive a New Option.

This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (1) the Stock Option Exchange Program Overview; (2) the Frequently Asked Questions; (3) the Web Site Election Forms; and (4) the Hard Copy Election Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference.  This Promise and the Exchange Offer Documents reflect the entire agreement between you and Apple with respect to this transaction.  This Promise may be amended only by means of a writing signed by you and an authorized officer of Apple.

Apple Computer, Inc.

By:                                                                                                          Date:

Title: